March 14, 2014

United States
SECURITIES AND EXCHANGE COMMISSION,
Division of Corporate Finance
Washington D.C. 20549
Attention:  Larry Spirgel, Assistant Director and Celeste M. Murphy, Legal Branch Chief
Copy: Emily Drazan, Staff Attorney

Re:          Agricon Global Corporation
Form 10-K for the Year Ended June 30, 2013
Filed October 15, 2013
File No. 000-11730

Greetings:

This letter responds to the SEC staff letter of March 5, 2014 over signature of Celeste M. Murphy for Larry Spirgel, Assistant Director (“Staff Comments”).  The undersigned responds in his capacity as President and Chief Financial Officer.  We have shared with our Directors, our executive officers, our outside legal counsel and our auditors both the Staff Comments and this letter.  Additionally, this letter will act as our written statement from the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

We respond to the Staff Comments further using the numbering sequence adopted in the Staff Comments as follows:

Cover Page

Staff Comment 1.
Please revise your filing to provide the appropriate Commission File Number for Agricon Global Corporation.

Company Response
1.	In future filings we will use the correct Number “000-11730” as the Commission File Number

Agricon Global Corporation  25 East 200 South  Lehi, UT  84043   801-592-3000  801-766-5449 (fax)

Forward Looking Statements, page 4

Staff Comment 2.
Please revise to remove references to Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act, as these safe-harbor provisions are unavailable to penny stock issuers.

Company Response
2.	In future filings when addressing “Forward Looking Statements” as in page 4 we will not include reference to Section 27A of the Securities Act or to Section 21E of the Securities Exchange Act.

Item 9A.  Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 16

Staff Comment 3.
We note your disclosure that a qualified outside third party was engaged to evaluate the Company’s controls and procedures. Please expand you disclosure to describe the nature of the services performed and verify that the conclusions are those of your President/Chief Financial Officer.

Company Response
3.
In future filings we will expand our disclosure to describe the nature of the services performed by our qualified outside third party and we will verify that the conclusions about our “Evaluation of Disclosure Controls and Procedures” are those of our then current Chief Financial Officer.

Staff Comment 4.
In light of the ineffectiveness of your internal controls over financial reporting at June 30, 2013 it is unclear to us how you determined that your disclosure controls and procedures were effective.  Please explain.

Company Response
4.
We concede that the filing contains certain errors as reflected in the Staff Comments.  For the year ended June 30, 2013 we had a material weakness and should have discussed that our controls and procedures were ineffective.  We appreciate the Staff Comments and we will incorporate all the items raised in the Staff Comments in our policies and procedures for future filings.

Item 13.  Certain Relationships and Related Transactions, page 29

Staff Comment 5.
We note your disclosure directing the reader to page 27 to address this item requirement. However the provided disclosure does not specify the individual directors whose companies have provided working capital lines of credit or to whom shares were issued. Please refer to Regulation S-K item 404(a) (1) and identify the name of the individuals referenced in this section.

Agricon Global Corporation  25 East 200 South  Lehi, UT  84043   801-592-3000  801-766-5449 (fax)

Company Response
5.
The names of the individuals are Stephen Abu, one of our officers and Robert Bench, our President. In future filings we will add to the disclosure under this Item, the name of each related party who provided working capital or to whom shares were issued whether directly or through any affiliated company of such related party.

Item 15.  Exhibits, Financial Statements
Exhibit No. Description and Method of Filing, page 31

Staff Comment 6.
We note you entered into a capital lease agreement on December 13, 2012 which appears to be your main asset. Please file the agreement as a material agreement as required by Regulation S-K Item 601(a) (10).

Company Response
6.
We have, subsequent to the Staff comment letter, filed on Form 8-K a copy of the capital lease agreement entered into on December 13, 2012 as a material agreement as required by Regulation S-K Item 601.

If you wish to discuss this letter of the Staff Comments further we invite you to contact the undersigned.  Thank you.

Sincerely,

Robert K. Bench,
President and Chief Financial Officer

cc:           Via E-mail
Robyn Farnsworth
James U. Jensen, Esq.
Board of Directors
EKSH
Outside Qualified Expert

Agricon Global Corporation  25 East 200 South  Lehi, UT  84043   801-592-3000  801-766-5449 (fax)